Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2016	2015
Earnings:
Income before income taxes	$3,058	$3,763
Add:
Interest and other fixed charges, excluding capitalized interest	28	12
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	95	100
Distributed income of investees accounted for under the equity method	4	4
Amortization of capitalized interest	2	2
Less:
Equity in earnings of investments accounted for under the equity method	4	8
Total earnings available for fixed charges	$3,183	$3,873
Fixed charges:
Interest and fixed charges	$41	$31
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	95	100
Total fixed charges	$136	$131
Ratio of earnings to fixed charges	23.40x	29.56x

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